May 9, 2025

VIA EDGAR

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eos Energy Enterprises, Inc. (CIK: 0001805077)
Form S-3
Filed on May 7, 2025
File No. 333-287039

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Eos Energy Enterprises, Inc. (the “Company”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File No. 333-287039) filed with the Commission on May 7, 2025 (together with the exhibits thereto, the “Incorrectly Filed Registration Statement”). The Company is seeking withdrawal of the Incorrectly Filed Registration Statement because the Company’s filing agent erroneously filed the Incorrectly Filed Registration Statement as a form type “S-3” rather than form type “S-3ASR.” The Company re-filed the Incorrectly Filed Registration Statement as a form type “S-3ASR” (File No. 333-287054) with the Commission effective May 8, 2025 (the “Corrected Registration Statement”). The Company confirms that no securities were sold pursuant to the Incorrectly Filed Registration Statement. Pursuant to Rule 462(e) under the Securities Act, the Corrected Registration Statement was automatically effective upon filing with the Commission on May 8, 2025, and is not impacted by this application for withdrawal.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Please direct any questions or comments regarding this correspondence to Matthew L. Fry of Haynes and Boone, LLP, at (214) 651-5443. Thank you for your assistance in this matter.

Respectfully submitted,

By:	/s/ Matthew L. Fry
Matthew L. Fry

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com